Mail Stop 3561

September 30, 2008

Wayne H. Deitrich
Chairman of the Board and Chief Executive Officer
Schweitzer-Mauduit International, Inc.
100 North Point Center East
Suite 600
Alpharetta, GA 30022-8246

       Re: Schweitzer-Mauduit International, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2007
              Filed March 7, 2008
              Definitive Proxy Statement on Schedule 14A
              Filed March 7, 2008
              File No. 001-13948

Dear Mr. Deitrich:

       We have reviewed your filings and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please do so within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 11. Executive Compensation, page 97

1.   We note your response to comment one in our letter dated September 11, 2008, and we reissue that comment. We note your statement that your disclosure under "Comprehensive Compensation Discussion and Analysis" in your definitive proxy statement is not incorporated by reference from your definitive proxy statement. We also note that your disclosure under "Comprehensive Compensation Discussion and Analysis" appears to furnish the information required by Item 402(b) of Regulation S-K and that the Compensation Committee Report on page 25 of your definitive proxy statement states: "the Compensation Committee recommended to the Board of Directors that the Comprehensive Compensation Discussion & Analysis be included in the Company's Proxy Statement and incorporated by reference in the Company's Annual Report in its Form 10-K." Please amend your filing so that it complies with Item 11 of Form 10-K.

* * * * *

        As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

        You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or David Link at (202) 551-3356 with any other questions.

                                Sincerely,

                                John Reynolds
                                Assistant Director